Exhibit 99.1

May 2025

Medirom Group

Specific Health Guidance Service Utilizing the “Lav” Healthcare App: Surpassed 100 cumulative contracted companies and 10,000 cumulative supported individuals!

May 30, 2025, Tokyo, Japan: MEDIROM Healthcare Technologies Inc. (NASDAQ: MRM) (“MEDIROM,” “we,” “us” or “our”), a holistic healthcare company based in Japan, announces that its subsidiary, MEDIROM MOTHER Labs, Inc., has surpassed 100 cumulative contracted companies and 10,000 cumulative supported individuals in its specific health guidance service utilizing the healthcare app “Lav.”

This service started in 2019 and provides efficient and continuous health support utilizing information and communication technology. It has been used by many health insurance associations and company employees and has received high evaluations. We will continue to strive to improve service quality and strengthen our support system to contribute to the prevention of lifestyle-related diseases and the promotion of health management.

■Cumulative Figures for Specific Health Guidance Using the “Lav” Healthcare App

Number of Business Partners: Approximately 1 out of every 14 health insurance associations is a partner of ours for the “Lav” healthcare app. *As of April 2025, there were 1,372 health insurance associations in Japan according to Japan’s National Federation of Health Insurance Societies.

Number of Users

Total Weight Loss: Since its implementation in 2019, the total weight loss of all “Lav” users has reached 15,421 kilograms. This amount is equivalent to approximately 2.2 African elephants or 10 cars. *African elephant: 6,000-7,000 kg each. *Passenger car: Approximately 1,500 kg each.

■What is Specific Health Guidance?

Japan’s Ministry of Health, Labor and Welfare implemented the Specific Health Guidance Program for medical insurance subscribers aged 40-74, primarily to prevent lifestyle-related diseases. Specific health checkups (specific health examinations) by public health nurses and registered dietitians provide support and guidance for improving diet and exercise habits to those who are determined to be at risk of metabolic syndrome. Depending on the checkup results, the health guidance offered is classified as “motivational support” or “active support” and aims to establish healthy behaviors through continuous follow-up. It is an essential initiative to extend healthy life expectancy and reduce medical expenses.

■Features of Specific Health Guidance Using the “Lav” Healthcare App:

This is a healthcare app that allows users to understand and manage their health status while recording activity levels such as weight, steps, sleep, and daily meals. Within the app, users can receive advice tailored to their individual goals through chat with professional coaches, making health promotion more accessible and easier to continue. In addition to specific health guidance services, we offer a variety of programs that can be used by those with a high interest in health, such as fasting and diet programs. The style of working closely with a dedicated personal coach makes it easy to ask questions and consult, and the app is designed to be user-friendly even for beginners. By recording daily lifestyle habits, we provide ongoing support to raise awareness of one's health naturally.

▼Lav App iOS (AppStore)

https://apps.apple.com/jp/app/lav/id1460111723

▼Lav App Android (GooglePlay)

https://play.google.com/store/apps/details?id=jp.co.medirom.lav.client.android&hl=ja&gl=US

▼Inquiry Form/Detailed Information

https://medirom.co.jp/contact/tokuho

Market and Industry Data

This press release contains references to market and industry data, which have been obtained or derived from publicly available information, market research reports, and/or industry publications and surveys. Industry publications and third-party research, surveys and studies generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of that information is not guaranteed. Although we believe such information to be accurate, we have not independently verified the data from these sources.

Forward Looking Statements

Certain statements included in this press release relating to MEDIROM are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These forward-looking statements include, but are not limited to, forecasts of financial and performance metrics (including key performance indicators), and projections of market size and opportunity. These statements are based on various assumptions and on the current expectations of MEDIROM and its management and are not predictions of actual performance. While our management considers these assumptions and expectations to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. If the risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. MEDIROM assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.

◼︎About MEDIROM Healthcare Technologies Inc.

MEDIROM, a holistic healthcare company, operates over 300 wellness salons across Japan, with Re.Ra.Ku® as its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business and launched new healthcare programs using an on-

demand training app called “Lav®”, which was developed by MEDIROM. MEDIROM also entered the device business in 2020 and has developed a smart tracker, “MOTHER Bracelet®.” In 2023, MEDIROM launched REMONY, a remote monitoring system for corporate clients, and has received orders from a broad range of industries, including nursing care, transportation, construction, and manufacturing, among others. MEDIROM hopes that its diverse health-related product and service offerings will help it collect and manage healthcare data from users and customers and become a leader in big data in the healthcare industry. For more information, visit
https://medirom.co.jp/en

Contact:

Investor Relations Team

E-mail:ir@medirom.co.jp